Exhibit 21.1

                           LIST OF SUBSIDIARIES


1. Access Digital Media, Inc., a wholly owned subsidiary of the Company.

2. Core Technology Services, Inc., a wholly owned subsidiary of the Company.

3. Hollywood Software, Inc., a wholly owned subsidiary of the Company.

4. FiberSat Global Services Inc., a wholly owned subsidiary of the Company.

5. ADM Cinema Corporation, a wholly owned subsidiary of the Company.